

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

March 1, 2018

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Desheng Wang
Chief Executive Officer
Focus Universal Inc.
829 Lawson Street
City of Industry, CA 91748

      Re: **Focus Universal Inc.**
              Registration Statement on Form S-1
              Filed November 4, 2016
              File No. 333-214455

Dear Mr. Wang:

It has been more than nine months since you last amended this registration statement and it is now out of date. Within 30 days from the date of this letter, you should either:

- amend it to comply with the applicable requirements of the Securities Act of 1933, the rules and regulations under the Act, and the requirements of the form; or

- file a request for withdrawal.

If you requested confidential treatment for portions of any exhibits to your registration statement and you request withdrawal of that registration statement, please submit a concurrent request for withdrawal of your application for confidential treatment.

If you do not amend the registration statement or file a request for withdrawal (or provide us with a satisfactory explanation of why you have not done either) within 30 days, we may enter an order declaring the registration statement abandoned under rule 479 of the Act.

Please contact Courtney Lindsay, Staff Attorney, at (202) 551-7237 with any questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Gilbert J. Bradshaw, Esq.
       Wilson & Oskam, LLP
       CERTIFIED MAIL
       RETURN RECEIPT REQUESTED